

October 10, 2013

Via E-mail
Mr. Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL 32837

> **Re: Tupperware Brands Corporation**
> **Form 10-K for Fiscal Year December 29, 2012**
> **Filed February 26, 2013**
> **File No. 1-11657**

Dear Mr. Poteshman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Total Company results, page 15

1. Please confirm to us that in future filings you will quantify the extent to which increases or decreases in volumes sold and increases or decreases in prices contributed to the increase or decrease in net sales, gross profit margin, and operating income at the consolidated and segment levels. Please refer to Items 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please also confirm to us that you will quantify the impact of other factors you identified as contributing to fluctuations in the line items impacting income from continuing operations. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. We note the $76.9 million of impairments recorded for goodwill and intangible assets during the second quarter of 2012 that reduced fiscal year 2012 operating income by 25.1% and total equity by 16.1%. There is a concern that investors may not understand the specific facts and circumstances that led to the impairment charges. In your next Form 10-Q and subsequent Form 10-K, please include additional disclosures that include the following:
    *   Disclose if the business has been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.
    *   Disclose the specific adverse business, competitive and economic factors that led to the significant decline in the reporting unit's fair value and an explanation as to why you determined that you would not be able to overcome those adverse factors. For the economic factors (i.e., lower sales force and activity rates), please identify the specific market(s) and/or geographic region(s) in which the volume declines and/or pricing declines occurred, the extent to which the decline was below your expectations from the fiscal year 2011 estimates, and the specific reasons for the decline in demand and/or pricing pressures. If competitive factors were a material factor, please ensure you clearly explain the extent and causes for the competitive pressures (i.e., market size has declined, market share has not grown as expected, market share has declined, et cetera).
    *   Disclose the assumptions materiality impacted by the qualitative factors, including the value of the assumptions for the fiscal year 2011 impairment test as compared to the revised value of the assumptions for the fiscal year 2012 impairment test.
    *   Link the revisions to the assumptions used to estimate fair value with the reporting unit's actual operating results subsequent to the fiscal year 2011 impairment test.
    Please also address these disclosure points for the $31.1 million goodwill impairment charge and the $5 million tradename impairment charge for the Nutrimetics Asia Pacific reporting unit recognized during 2011. Please refer to Item 303(a)(3) of Regulation S-K, and Sections 216 and 501.12.b.4 of the Financial Reporting Codification for guidance for disclosures of material impairment charges. Please provide us with a draft of the disclosures you intend to include in your next Form 10-Q and subsequent filings.

3. The $38.9 million goodwill charge for BeautiControl United States and Canada business recognized during the second quarter of fiscal year 2012 reduced fiscal year 2012 operating income by 12.7% and total equity by 8.1%. We did not note any forewarning disclosure in the fiscal year 2011 Form 10-K or the first quarter of fiscal year 2012 Form 10-Q regarding a material uncertainty associated with the assets of the BeautiControl reporting units. Please provide us with a detailed explanation as to why you did not provide investors with any forewarning disclosures. Please refer to Item 303(a)(3) of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures.

<u>Application of Critical Accounting Policies and Estimates, page 31</u>
<u>Income Taxes, page 32</u>

4. We note that you have recognized $270 million of net US foreign tax credits and federal and
   state net operating losses as of December 29, 2012. In future filings, please expand your
   disclosures to provide investors with more specific information to allow investors to
   understand the realizability of these assets as seen through the eyes of management. For
   example:
   - Please quantify the net deferred tax asset for US foreign tax credits, federal net operating
     losses, and state net operating losses, as different sources of income are required to be
     generated to realize each asset.
   - Please address your consideration of future domestic results and the book domestic losses
     before income taxes recognized as it relates to US foreign tax credits, federal net
     operating losses, and state net operating losses. In this regard, US foreign tax credits can
     be applied only to foreign source earnings and only after federal net operating losses have
     been utilized.
   - Please disclose the amount of US domestic taxable income and US foreign source income
     you are required to generate to realize the net operating losses and the US foreign tax
     credits. In addition, please disclose the amount of US domestic taxable income and US
     foreign source income you recognized for fiscal year 2012 to provide investors with
     context for the total amounts you are required to generate to realize these assets.
   - Please clarify that the gains you anticipate realizing from the sale of the land is of the
     same character to realize the federal and state net operating losses.
   - Please clarify if your assessment of the realizability of these net deferred tax assets is
     based on your ability to implement tax planning strategies. To the extent that it is, please
     provide investors with a description of the tax planning strategies that you are able to
     implement to realize these deferred tax assets.
   Please refer to Item 303(a)(3) of Regulation S-K and Section 501.14 of the Financial
   Reporting Codification for guidance. Please provide us with the disclosure you would have
   included in your fiscal year 2012 Form 10-K in response to this comment.

<u>Goodwill and Intangible Assets, page 33</u>

5. We note that goodwill represents 10.6% of total assets and 40.3% of total shareholders'
   equity as of December 29, 2012. While we appreciate that you have provided investors with
   highlights of the key assumptions used in the discounted cash flow portion of the estimated
   fair value of your eight reporting units, investors have not been provided with sufficient
   information to understand whether there is current uncertainty that a material impairment
   charge could be recognized in the event of a reasonable change in the assumptions and
   estimates used to estimate the fair values. In future filings, please clarify whether the
   estimated fair values of the eight reporting units are considered to be substantially in excess
   of the carrying values. For the reporting units, if any, that have estimated fair values that are
   not substantially in excess of the carrying values and have goodwill that is at risk for a
   material impairment charge provide the following:

- Identification of the reporting unit;
- A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.
- A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value. In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units' estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment.

Note 1: Summary of Significant Accounting Policies, page 47
Goodwill, page 48

6. Please supplementally provide us with the names of your eight reporting units along with the amount of goodwill for each reporting unit prior to and after the fiscal year 2012 goodwill impairment test.

Revenue Recognition, page 50

7. In future filings, please expand your disclosure for your accounting policy to clarify when during the revenue recognition earnings process you have met all four criteria to recognize revenue. Please provide us with the expanded disclosure you intend to include in future filings.

Note 2: Re-engineering Costs, page 54

8. In future filings, please provide the disclosure required by ASC 420-10-50-1.d. In this regard, we note that total re-engineering and impairment charges for fiscal year 2012 were 7.3% of operating income and 8.2% of income before income taxes.

Note 12: Income Taxes, page 69

9. Please expand your disclosure regarding the expiration of the deferred tax assets to disclose the years in which material portions of the $500.1 million expire, including the amount that expires during the next year.

Note 18: Guarantor Information, page 84

10. We note your statement that the payment obligations under the Senior Notes are "fully and unconditionally guaranteed by certain 'Tupperware' trademarks and service marks owned by the Guarantor". In future filings, please expand your disclosure to clarify, if true, that Dart Industries Inc.'s guarantee of the Senior Notes is full and unconditional. Please refer to Article 3-10(i)(8)(ii) of Regulation S-X for guidance. Further, we note your disclosure on page 60 that "the guarantee may be released under certain circumstances specified in the Indenture". In future filings, please provide a description of the release provisions when disclosing that the guarantees are full and unconditional. Please provide us with the disclosures you intend to include in your next periodic report.

11. Please provide us with an explanation of the intercompany transactions that result in your Non-Guarantor subsidiaries recognizing substantial intercompany accounts receivable for each period presented. Please also provide us with an explanation of the transactions that resulted in the Parent and Guarantor subsidiary recognizing substantial intercompany accounts payable for both dates presented. Please ensure your explanation includes quantified information to help us better understand the transactions described. In this regard, we note that the Parent and Guarantor subsidiary do not generate net sales.

12. We note that the Parent's Investments in subsidiaries line item declined by $1,278 million as of December 29, 2012 as compared to December 31, 2011. We further note that the Parent recognized $223.8 million in income from equity investments in subsidiaries for fiscal year 2012 and also received a dividend of $131.7 million from the Non-Guarantor subsidiaries and a return of capital of $854.9 million from the Guarantor subsidiary during fiscal year 2012, which leaves a difference of $515.2 million unexplained. Please provide us with a reconciliation of the transactions impacting the Parent's Investments in subsidiaries line item as of the two balance sheet dates presented.

13. We note that the Guarantor subsidiary's Investment in subsidiaries line item increased by $460.4 million as of December 29, 2012 as compared to December 31, 2011. We further note that the Guarantor subsidiary recognized $180.8 million in income from equity investments in subsidiaries for fiscal year 2012 and no capital transactions during fiscal year 2012, which leaves a difference of $279.6 million unexplained. Please provide us with a reconciliation of the transactions impacting the Guarantor subsidiary's Investments in subsidiaries line item as of the two balance sheet dates presented.

14. Please tell us the nature of "Other revenue" as generated by the Guarantor subsidiary in each period presented, along with a description of the customers.

15. We note positive operating cash flows recorded for either the Parent or Guarantor in each period presented. It is unclear how the Parent was able to generate substantial positive operating cash flows during fiscal years 2011 and 2010 given the absence of any revenue transactions in the fiscal years presented and the lack of dividends from subsidiaries during

fiscal years 2011 and 2010. It is also unclear how the Guarantor subsidiary was able to generate substantial positive operating cash flows during fiscal year 2012 given the amount of other revenue transactions and the lack of dividends paid by the Non-Guarantor subsidiaries in each period presented. Please advise and provide us a reconciliation of operating cash flows from net income using the indirect method for the Parent, Guarantor subsidiary and the Non-Guarantor subsidiaries for each period presented. See Article 3-10(i)(8) and (9) of Regulation S-X. Please also address this situation for the March 30, 2013 and June 29, 2013 condensed consolidating cash flow statements on pages 23-24 of the March 30, 2013 Form 10-Q and pages 26-27 of the June 29, 2013 Form 10-Q. We may have further comment.

Item 15. Exhibits, Financial Statement Schedules, page 98
(a)(2) List of Financial Statement Schedules, page 98

16. We note your disclosures on page 29 that approximately 50 percent of the cash held outside the United States was not eligible for repatriation due to the level of past statutory earnings by the foreign unit in which the cash was held or other local restrictions. We further note that $118.7 million of the total $119.8 million cash and cash equivalents is held by foreign subsidiaries. Please tell us how you considered the requirements under Article 5-04 of Regulation S-X to provide condensed parent only financial statements. Please explain any restrictions on distributions of dividends and assets and how you considered these restrictions in your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael S. Poteshman
Tupperware Brands Corporation
October 10, 2013
Page 7

       You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                     Sincerely,

                                     /s/ Terence O'Brien

                                     Terence O'Brien
                                     Branch Chief